Exhibit 99.2

First Quarter 2016

Message from the Chairman of the Board and the President and Chief Executive Officer

Summary of results

Hydro-Québec posted net income of $1,584 million for the first quarter of 2016. This is the third time in the company’s history that net income has exceeded the $1.5-billion mark for the first three months of the year.

On the Québec market, temperatures led to a 5.1-TWh reduction in electricity sales compared to last year, and consequently to a $223-million decrease in supplies provided by Hydro-Québec Production to Hydro-Québec Distribution. This essentially accounts for the variance with first-quarter 2015 net income, which totaled $1,790 million.

On markets outside Québec, Hydro-Québec Production’s net electricity exports were maintained at more than 8 TWh for $571 million, comparable to the 2015 figure. This result is partly attributable to the positive impact of the company’s risk management strategy, in a context marked by lower prices on energy markets due to the fact that winter 2015–2016 was the mildest on record in over 100 years in the United States. Looking ahead, major maintenance work will be carried out from April to June 2016 on one of the main power transmission links between Québec and New England, making the link unavailable. This situation will lead to a significant decrease in net electricity exports in the second quarter.

Consolidated results

Revenue totaled $4,302 million, compared to $4,618 million in 2015. The difference is primarily due to a $337-million decrease in revenue from electricity sales in Québec, mainly as a result of the much colder temperatures in 2015 than in 2016. On average, temperatures were 5°C lower than normal in the first three months of 2015, whereas they were 1°C higher than normal in the first quarter of 2016.

Total expenditure amounted to $2,065 million, compared to $2,224 million last year, a $159-million decrease stemming primarily from a $94-million reduction in short-term market purchases by Hydro-Québec Distribution. It should be recalled that in 2015, the division had to purchase large quantities of energy on the markets to meet ad hoc requirements resulting from the very cold temperatures. The positive variance is also attributable to a $13-million decrease in water-power royalties.

Financial expenses totaled $653 million, compared to $604 million in 2015. This increase, which is chiefly due to the foreign currency effect on working capital denominated in U.S. dollars, was mitigated by a decrease in interest expense resulting mainly from debt repayment in 2015.

Segmented	Generation
results

Hydro-Québec Production posted net income of $849 million, compared to $1,128 million in 2015. Net electricity sales to Hydro-Québec Distribution decreased by $223 million, primarily because of a reduction in peak supplies, which were greater in 2015 because of the harsh winter. Net electricity exports were maintained at more than 8 TWh for $571 million, an amount comparable to the $592 million recorded in 2015. The positive impact of the company’s risk management strategy mitigated the impact of the lower energy market prices resulting from the mild temperatures in winter 2015–2016. Water-power royalties decreased by $13 million, whereas financial expenses increased by $47 million, chiefly on account of the foreign currency effect on working capital denominated in U.S. dollars.

Transmission

Hydro-Québec TransÉnergie’s net income was $151 million, comparable to the $144 million recorded in the first quarter of 2015.

Distribution

Hydro-Québec Distribution’s net income totaled $577 million, an increase of $49 million compared to 2015. Revenue from electricity sales decreased by $337 million, mainly because of a 5.1-TWh volume reduction attributable to the fact that temperatures were much colder than normal in 2015, which led to additional sales of 4.3 TWh or $338 million, whereas they were milder than normal in the first quarter of 2016. In this context, the net amounts that Hydro-Québec is entitled to receive from customers or is required to pay to them with regard to temperatures, namely revenue variances related to climate conditions and variances in supply costs for electricity in excess of the heritage pool, increased by $81 million. Electricity purchases and the related transmission costs decreased by $314 million. More specifically, supplies from Hydro-Québec Production were $223 million lower, while third-party supplies decreased by $80 million, essentially on account of a $94-million reduction in short-term market purchases.

Construction

The Construction segment includes activities related to the projects carried out by Hydro-Québec Équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

The volume of activity at Hydro-Québec Équipement et services partagés and SEBJ totaled $369 million, compared to $341 million in 2015. Projects under way for Hydro-Québec Production mainly include ongoing construction of the Romaine hydroelectric complex. Work in progress for Hydro-Québec TransÉnergie includes expansion of the transmission system in the Minganie region, implementation of the Chamouchouane–Bout-de-l’Île project, reconstruction of De Lorimier substation and the deployment of related lines, as well as various projects stemming from continued investment in asset reliability and sustainment.

Page 2	First Quarter 2016

Investment	In the first three months of 2016, Hydro-Québec invested $618 million in property, plant and equipment and intangible assets, compared to $612 million in 2015.

Most of Hydro-Québec Production’s investments were allocated to ongoing construction of the Romaine complex. The division also carried out refurbishments at a number of facilities to optimize performance and ensure the long-term operability of the generating fleet.

Hydro-Québec TransÉnergie continued investing in its transmission system. It continued work to connect the Romaine complex as part of the expansion of the transmission system in the Minganie region and to implement the 735-kV Chamouchouane–Bout-de-l’Île project. The division also conducted facility maintenance and improvement activities to ensure the reliability and long-term operability of its transmission assets and to enhance service quality.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base and to ensure the long-term operability of its facilities. In addition, with a view to enhancing service quality, it continued to expand the range of its online self-service options to make it easier for customers to manage their accounts.

	Michael D. Penner	Éric Martel

	Chairman of the Board	President and Chief Executive Officer

May 20, 2016

First Quarter 2016	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2016	2015

Revenue		4,302	4,618

Expenditure
Operations		589	628
Electricity and fuel purchases		562	645
Depreciation and amortization	4	625	650
Taxes		289	301

		2,065	2,224

Operating income		2,237	2,394
Financial expenses	5	653	604

Net income		1,584	1,790

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Note	2016	2015

Net income		1,584	1,790

Other comprehensive income
Change in deferred (losses) gains on items designated as cash flow hedges	6	(347)	771
Reclassification to results of deferred losses (gains) on items designated as cash flow hedges	6	310	(618)
Reclassification to results of net actuarial losses and past service costs (credits) for employee future benefits		29	85
Translation differences in financial statements of foreign operations		(1)	–

		(9)	238

Comprehensive income		1,575	2,028

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	First Quarter 2016

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	Notes	As at March 31, 2016	As at December 31, 2015

ASSETS

Current assets
Cash and cash equivalents		2,404	2,648
Short-term investments		1,425	1,895
Accounts receivable and other receivables		3,121	2,242
Derivative instruments	6	187	274
Regulatory assets		120	122
Materials, fuel and supplies		217	212

		7,474	7,393

Property, plant and equipment		61,614	61,558
Intangible assets		987	1,014
Investments		868	859
Derivative instruments	6	72	128
Regulatory assets		3,833	3,939
Other assets		276	308

		75,124	75,199

LIABILITIES

Current liabilities
Borrowings		2,177	9
Accounts payable and accrued liabilities		2,022	2,278
Dividend payable		–	2,360
Accrued interest		509	913
Asset retirement obligations		76	85
Derivative instruments	6	266	299
Regulatory liabilities		37	49
Current portion of long-term debt	6	1,966	2,059

		7,053	8,052

Long-term debt	6	43,154	43,613
Asset retirement obligations		783	780
Derivative instruments	6	8	5
Regulatory liabilities		388	392
Other liabilities		2,405	2,571
Perpetual debt	6	283	311

		54,074	55,724

EQUITY

Share capital		4,374	4,374
Retained earnings		18,130	16,546
Accumulated other comprehensive income		(1,454)	(1,445)

		21,050	19,475

		75,124	75,199

Contingencies	10

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Michelle Cormier	/s/ Michael D. Penner
Chair of the Audit Committee	Chairman of the Board

First Quarter 2016	Page 5

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In millions of Canadian dollars (unaudited)	Three months ended March 31

	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at January 1, 2016		4,374	16,546	(1,445)	19,475

Net income		–	1,584	–	1,584
Other comprehensive income	9	–	–	(9)	(9)

Balance as at March 31, 2016		4,374	18,130	(1,454)	21,050

Balance as at January 1, 2015		4,374	15,759	(2,172)	17,961

Net income		–	1,790	–	1,790
Other comprehensive income	9	–	–	238	238

Balance as at March 31, 2015		4,374	17,549	(1,934)	19,989

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	First Quarter 2016

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2016	2015
Operating activities
Net income		1,584	1,790
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	625	650
Amortization of premiums, discounts and issue expenses related to debt securities		42	38
Excess of (amounts paid over net cost recognized) net cost recognized over amounts paid for employee future benefits		(51)	28
Other		41	236
Regulatory assets and liabilities		(8)	(8)
Change in non-cash working capital items	7	(1,542)	(1,739)

		691	995

Investing activities
Additions to property, plant and equipment		(601)	(585)
Additions to intangible assets		(17)	(27)
Net disposal of short-term investments		475	956
Other		(2)	3

		(145)	347

Financing activities
Issuance of long-term debt		17	13
Repayment of long-term debt		(34)	(884)
Cash receipts arising from credit risk management	6	2,515	2,004
Cash payments arising from credit risk management	6	(2,967)	(1,197)
Net change in borrowings		2,218	79
Dividend paid		(2,360)	(2,535)
Other		(153)	230

		(764)	(2,290)

Foreign currency effect on cash and cash equivalents		(26)	26

Net change in cash and cash equivalents		(244)	(922)
Cash and cash equivalents, beginning of period		2,648	1,271

Cash and cash equivalents, end of period		2,404	349

Supplementary cash flow Information	7

The accompanying notes are an integral part of the consolidated financial statements.

First Quarter 2016	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three-month periods ended March 31, 2016 and 2015

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2015.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2015, except for the recent amendments.

Management is of the opinion that these quarterly consolidated financial statements include all the necessary adjustments to present fairly, in all material respects, the consolidated financial position of Hydro-Québec.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until May 20, 2016, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted the recording or presentation of events subsequent to the balance sheet date.

Note 2	Changes to Accounting Policies

RECENT CHANGES

Hedge accounting

On January 1, 2016, Hydro-Québec early adopted Accounting Standards Update (ASU) 2016-05, Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships, issued by the Financial Accounting Standards Board (FASB). This ASU states that hedge accounting may continue to apply to a derivative that has been designated as a hedging instrument if this derivative is novated to a new counterparty, as long as all the other applicable conditions continue to be met. It was applied prospectively and has not had any impact on Hydro-Québec’s consolidated financial statements.

Intangible assets

On January 1, 2016, Hydro-Québec adopted ASU 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, as issued by the FASB. This ASU clarifies the circumstances in which a cloud computing arrangement includes an internal-use software licence. It was applied prospectively and has not had any impact on Hydro-Québec’s consolidated financial statements.

Consolidation

On January 1, 2016, Hydro-Québec adopted ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, as issued by the FASB. This ASU amends the guidance on the analysis to be performed by a reporting entity in order to determine if it must consolidate certain types of legal entities. It was applied on a modified retrospective basis and has not had any impact on Hydro-Québec’s consolidated financial statements.

Statements of Operations

On January 1, 2016, Hydro-Québec adopted ASU 2015-01, Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items, as issued by the FASB. It was applied prospectively and has not had any impact on Hydro-Québec’s consolidated financial statements.

Page 8	First Quarter 2016

Note 2	Changes to Accounting Policies (continued)

STANDARDS ISSUED BUT NOT YET EFFECTIVE

Investments

In March 2016, the FASB issued ASU 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. This ASU simplifies the application of the equity method of accounting in the case where a reporting entity increases its level of investment in another entity or its degree of influence over such an entity. The ASU will apply prospectively to transactions as of January 1, 2017.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU provides guidance on lease definition, recognition and presentation and requires the recognition of assets and liabilities by lessees for all operating and finance leases with a term of more than 12 months. It will apply on a modified retrospective basis to interim and annual financial statements for annual periods beginning on or after January 1, 2019. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Financial instruments

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU provides guidance on the recognition and measurement of financial assets and financial liabilities. It will be applied on a simplified retrospective basis to interim and annual financial statements for annual periods beginning on or after January 1, 2018, and should not have any significant impact on Hydro-Québec’s consolidated financial statements.

Revenue

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU provides guidance on the recognition of revenue at the time that goods or services are transferred to a client, for an amount that reflects the payment which the entity expects to receive in exchange for the goods or services.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of this guidance by one year.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). This ASU clarifies the guidance used to determine if an entity is acting on its own behalf or as an intermediary.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. This ASU clarifies guidance on identifying performance obligations and the licensing of intellectual property rights.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. This ASU clarifies the guidance on assessing collectibility, on noncash considerations and on completed contracts on the date of initial application.

These ASUs will apply on a full or simplified retrospective basis to consolidated financial statements for annual periods beginning on or after January 1, 2018. Hydro-Québec is currently examining their impact on its consolidated financial statements, but does not intend early adoption.

First Quarter 2016	Page 9

Note 3	Regulation

DISTRIBUTION

In decision D-2016-047 of March 23, 2016, the Régie de l’énergie (the Régie) authorized an increase of 0.70% in all Hydro-Québec electricity rates except Rate L, which remains the same. The new rates are effective as of April 1, 2016. The authorized return on the rate base was set at 6.95%, assuming a capitalization with 35% equity.

In decision D-2016-033 of March 7, 2016, the Régie authorized the Distributor to include in its 2016–2017 rates a debit amount of $248 million for variances in supply costs for electricity in excess of the heritage pool in 2013 and 2014, a credit amount of $168 million for revenue variances related to climate conditions in 2015, as well as a credit amount of $3 million corresponding to the balance of the deferral account for the changeover to U.S. GAAP.

TRANSMISSION

In decision D-2016-046 of March 23, 2016, the Régie set Hydro-Québec’s power transmission rates for 2016. The authorized return on the rate base was set at 6.85%, assuming a capitalization with 30% equity.

In decision D-2016-029 of March 2, 2016, the Régie authorized the Transmission Provider to include in its 2016 rates a credit amount of $46 million corresponding to the balance of the deferral account for the changeover to U.S. GAAP, as well as a credit amount of up to $6 million to implement and apply the North American Electric Reliability Corporation’s Critical Infrastructure Protection Version 5 (CIP V5) standards.

Note 4	Depreciation and Amortization

	Three months ended March 31

	2016	2015

Property, plant and equipment	551	533
Intangible assets	43	38
Regulatory assets and liabilities	29	72
Retirement of capital assets	2	7

	625	650

Note 5	Financial Expenses

	Three months ended March 31

	2016	2015

Interest on debt securities	621	648
Net exchange loss (gain)	29	(38)
Guarantee fees related to debt securities	55	51

	705	661

Less
Capitalized financial expenses	42	49
Net investment income	10	8

	52	57

	653	604

Page 10	First Quarter 2016

Note 6	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

MANAGEMENT OF LONG-TERM RISK

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses forward contracts and currency swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as forward contracts and interest rate swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table shows the notional amounts, expressed in Canadian dollars and foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at March 31, 2016[a]	As at December 31, 2015[a]

Forward contracts

U.S. dollars	2,224	2,230

Swaps

Canadian dollars	(8,974)	(9,400)

U.S. dollars	6,042	6,042

Other currencies

Euros	61	61

Yen	1,000	1,000

a)	Figures in parentheses represent amounts to be paid.

MANAGEMENT OF SHORT-TERM RISK

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line item affected by the hedged item, namely Revenue, Electricity and fuel purchases, or Financial expenses. The notional amount of open positions in currency sales and purchase contracts as at March 31, 2016 was US$1,051 million and US$1,674 million, respectively (US$1,129 million in currency sales contracts as at December 31, 2015).

Interest rate risk – Hydro-Québec uses forward rate agreements and interest rate swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line item affected by the hedged item, namely Revenue or Electricity and fuel purchases. In this context, Hydro-Québec has traded electricity futures and swaps for which open positions as at March 31, 2016, totaled 17.6 TWh (20.0 TWh as at December 31, 2015), natural gas futures for which open positions as at March 31, 2016, totaled 1.2 million MMBtu (no open position as at December 31, 2015), petroleum product swaps for which open positions as at March 31, 2016, totaled 7 million litres (8 million litres as at December 31, 2015), as well as aluminum swaps for which open positions as at March 31, 2016, totaled 35,500 tonnes (no open position as at December 31, 2015).

First Quarter 2016	Page 11

Note 6	Financial Instruments (continued)

FAIR VALUE

FAIR VALUE OF DERIVATIVE INSTRUMENTS

The following tables present the fair value of derivative instruments by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

			As at March 31, 2016
	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Total gross value of derivatives[b]
Assets
Contracts – Currency risk	–	1,230	711	1,941
Contracts – Currency risk and interest rate risk	1	–	–	1
Contracts – Interest rate risk	670	–	10	680
Contracts – Price risk	–	163	60	223
	671	1,393	781	2,845
Liabilities
Contracts – Currency risk	–	(216)	(2,594)	(2,810)
Contracts – Currency risk and interest rate risk	–	–	–	–
Contracts – Interest rate risk	–	–	(5)	(5)
Contracts – Price risk	–	(10)	(35)	(45)
	–	(226)	(2,634)	(2,860)
Total	671	1,167	(1,853)	(15)

			As at December 31, 2015
	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Total gross value of derivatives[b]
Assets
Contracts – Currency risk	–	1,682	157	1,839
Contracts – Currency risk and interest rate risk	1	–	–	1
Contracts – Interest rate risk	573	–	–	573
Contracts – Price risk	–	219	84	303
	574	1,901	241	2,716

Liabilities
Contracts – Currency risk	–	(139)	(2,398)	(2,537)
Contracts – Currency risk and interest rate risk	–	–	–	–
Contracts – Interest rate risk	–	(7)	(6)	(13)
Contracts – Price risk	–	(24)	(44)	(68)
	–	(170)	(2,448)	(2,618)
Total	574	1,731	(2,207)	98

a)

These derivative instruments are mainly traded as part of Hydro-Québec’s risk management. As at March 31, 2016, $(1,879) million was in consideration of amounts received or disbursed [$(2,331) million as at December 31, 2015] with respect to agreements to limit the market value of the main portfolios of derivative instruments. These agreements arise from frameworks applied by Hydro-Québec to reduce its credit risk exposure and limit risk concentration.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Page 12	First Quarter 2016

Note 6	Financial Instruments (continued)

The offsetting of derivative instruments is shown in the table below:

	As at March 31, 2016			As at December 31, 2015
	Total gross value of derivatives	Amounts offset[a]	Total net value presented on the balance sheet	Total gross value of derivatives	Amounts offset[a]	Total net value presented on the balance sheet
Assets
Current	960	(773)	187	452	(178)	274
Long-term	1,885	(1,813)	72	2,264	(2,136)	128
	2,845	(2,586)	259	2,716	(2,314)	402
Liabilities
Current	(2,625)	2,359	(266)	(2,550)	2,251	(299)
Long-term	(235)	227	(8)	(68)	63	(5)
	(2,860)	2,586	(274)	(2,618)	2,314	(304)
Total	(15)	–	(15)	98	–	98

a)

The amounts offset are related to contracts traded according to International Swaps and Derivatives Association (ISDA) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

Moreover, although certain derivatives cannot be offset, margin calls on derivative instruments may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at March 31, 2016, $229 million had been received on this basis ($316 million as at December 31, 2015); offsetting items are presented in Accounts payable and accrued liabilities under Current liabilities on the balance sheet.

First Quarter 2016	Page 13

Note 6	Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results, except for the ineffective portion of the hedges, which is insignificant. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

						Three months ended March 31, 2016
	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges					Losses (gains) on derivatives not designated as hedges
	Recognized in results		Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results		Effective portion reclassified from Other comprehensive income to results		Recognized in results
Contracts – Currency risk	–		586	–		597[a]		243
Contracts – Currency risk and interest rate risk	–		–	–		–		–
Contracts – Interest rate risk	(116)		(2)	–		1[b]		–
Contracts – Price risk	–		(237)	(7)	[c]	(288)	[c]	(40)
	(116)	[d]	347	(7)		310		203[e]
Impact of hedged items on results	108			–		(310)		(239)

						Three months ended March 31, 2015
	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges					Losses (gains) on derivatives not designated as hedges
	Recognized in results		Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results		Effective portion reclassified from Other comprehensive income to results		Recognized in results
Contracts – Currency risk	–		(806)	–		(606)	[a]	(222)
Contracts – Currency risk and interest rate risk	(15)		–	–		–		–
Contracts – Interest rate risk	(126)		8	–		1[b]		8
Contracts – Price risk	–		27	(3)	[c]	(13)	[c]	2
	(141)	[d]	(771)	(3)		(618)		(212)	[e]
Impact of hedged items on results	139			–		618		227

a)

The impact on results of currency risk hedging transactions is recognized in the line item affected by the hedged item. Therefore, $73 million was recognized in Revenue ($50 million as at March 31, 2015), and $524 million in Financial expenses [$(656) million as at March 31, 2015].

b)

The impact on results of interest rate risk hedging transactions is recognized in the line item affected by the hedged item. Therefore, $1 million was recognized in Financial expenses ($1 million as at March 31, 2015).

c)

The impact on results of transactions to hedge energy and aluminum price risk is recognized in the line item affected by the hedged item. Therefore, $(295) million was recognized in Revenue [$(16) million as at March 31, 2015].

d)

The impact on results of fair value risk hedging transactions, including the ineffective portion, which amounts to $(8) million [$(2) million as at March 31, 2015], is recognized in the line item affected by the hedged item, namely Financial expenses.

e)

These instruments are essentially related to integrated risk management transactions. The impact of these instruments on results is recognized in the line item affected by the managed risk. Therefore, $(56) million was recognized in Revenue ($22 million as at March 31, 2015), and $259 million in Financial expenses [$(230) million as at March 31, 2015]; no amount was recognized in Electricity and fuel purchases [$(4) million as at March 31, 2015].

Page 14	First Quarter 2016

Note 6	Financial Instruments (continued)

During the first three months of 2016 and 2015, Hydro-Québec did not reclassify any amounts from Accumulated other comprehensive income to results after having discontinued cash flow hedges.

As at March 31, 2016, the net amount of gains presented in Accumulated other comprehensive income that would be reclassified to results in the next 12 months was estimated at $200 million ($88 million as at March 31, 2015).

As at March 31, 2016 and 2015, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was three years.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except in the case of the items presented in the table below:

	As at March 31, 2016		As at December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt[a]	45,120	61,795	45,672	62,106
Perpetual debt	283	205	311	237

a)	Including the current portion.

Accounts receivable and other receivables

Accounts receivable and other receivables include unbilled electricity deliveries, which totaled $1,001 million as at March 31, 2016 ($1,093 million as at December 31, 2015).

Note 7	Supplementary Cash Flow Information

	Three months ended March 31
	2016	2015
Change in non-cash working capital items
Accounts receivable and other receivables	(896)	(1,197)
Materials, fuel and supplies	(4)	9
Accounts payable and accrued liabilities	(231)	(144)
Accrued interest	(411)	(407)
	(1,542)	(1,739)
Investing activities not affecting cash
Increase in property, plant and equipment	11	15
Interest paid	915	950

First Quarter 2016	Page 15

Note 8	Employee Future Benefits

Three months ended March 31

	Pension Plan		Other plans
	2016	2015	2016	2015
Current service cost	106	111	12	11
Interest on obligations	191	220	12	13
Expected return on plan assets	(334)	(326)	(1)	(1)
Amortization of net actuarial loss	62	73	7	6
Amortization of past service costs (credits)	4	7	(1)	(1)
Net cost recognized	29	85	29	28

Since January 1, 2016, Hydro-Québec has been using a more precise method to estimate the cost of services rendered and interest on its employee future benefit plan obligations. These costs were previously estimated by applying an average weighted discount rate based on the interest rate curve used to measure employee future benefit obligations at the beginning of the year. Under the new method, separate discount rates based on the interest rate curve are used to reflect the various payment maturity dates of the projected benefits.

In addition, the assumption regarding the expected long-term rate of return on Pension Plan assets was revised downward for the year ending December 31, 2016.

These changes in accounting estimates were applied prospectively. They resulted in a $23-million decrease in the net cost of employee future benefits for the three-month period ended March 31, 2016.

Note 9	Accumulated Other Comprehensive Income

				Three months ended March 31, 2016

	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance, beginning of period	233	(1,678)	–	(1,445)

Other comprehensive income before reclassifications	(347)	–	(1)	(348)
Amounts reclassified to results	310	29	–	339

Other comprehensive income	(37)	29[a]	(1)	(9)

Balance, end of period	196	(1,649)	(1)	(1,454)

				Three months ended March 31, 2015

	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance, beginning of period	(187)	(1,985)	–	(2,172)

Other comprehensive income before reclassifications	771	–	–	771
Amounts reclassified to results	(618)	85	–	(533)

Other comprehensive income	153	85[a]	–	238

Balance, end of period	(34)	(1,900)	–	(1,934)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(43) million as at March 31, 2016 (nil as at March 31, 2015).

Page 16	First Quarter 2016

Note 10	Contingencies

GUARANTEES

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at March 31, 2016, the amortized cost of the long-term debts concerned was $5,728 million.

LITIGATION

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated operating results or financial position.

Among other ongoing actions, some Aboriginal communities have instituted proceedings against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innus of Uashat mak Mani-Utenam are demanding $1.5 billion in damages resulting from various operations carried out on land they claim as their own. Hydro-Québec is challenging the legitimacy of these claims.

Moreover, in June 2009, the Innus of Uashat mak Mani-Utenam served notice that they had filed for an injunction to suspend work at the Romaine complex jobsite, and in May 2010, an application was added for an interlocutory injunction to suspend work on the related tie lines. In March 2015, a proposed out-of-court settlement for the injunction proceedings was accepted by a vast majority of the applicants. A motion was filed in November 2015 to have the courts declare as inadmissible the injunctions being brought by dissident claimants. This motion was granted in February 2016, but the decision was appealed in March 2016.

As well, in November 2006, the Innus of Pessamit reactivated a case instituted in 1998 aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities belonging to the Manic–Outardes complex are located. The Innus of Pessamit are claiming $500 million. Hydro-Québec is challenging the legitimacy of this claim. In July 2015, the Superior Court granted a motion in which the Innus of Pessamit requested that proceedings be suspended until the end of January 2017 so that they could pursue discussions with the Québec government.

First Quarter 2016	Page 17

Note 11	Segmented Information

The following tables present information on segment results and assets:

	Three months ended March 31, 2016
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue
External customers	627	21	3,641	–	13	–	4,302
Intersegment customers	1,441	783	21	369	401	(3,015)	–
Net income	849	151	577	–	7	–	1,584
Total assets as at March 31, 2016	33,124	20,900	14,059	54	7,150	(163)	75,124

	Three months ended March 31, 2015
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue
External customers	647	20	3,956	–	(5)	–	4,618
Intersegment customers	1,670	800	22	341	392	(3,225)	–
Net income	1,128	144	528	–	(10)	–	1,790
Total assets as at March 31, 2015	32,694	20,363	14,445	61	4,884	(172)	72,275

Note 12	Comparative Information

Some corresponding period data of the prior year have been reclassified to conform to the presentation adopted in the current period.

Page 18	First Quarter 2016

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended March 31
Summary of Operations	2016	2015	Change (%)

Revenue	4,302	4,618	6.8	i
Expenditure	2,065	2,224	7.1	i
Financial expenses	653	604	8.1	h
Net income	1,584	1,790	11.5	i

Note: Throughout the Consolidated Financial Highlights, certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

First Quarter 2016	Page 19

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